EXHIBIT 12.1
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008		2007		2006		2005		2004		2003
Interest expense per financial statements (1)	$30,117		$38,146		$42,098		$44,165		$33,343		$6,762
Interest expense related to rent (2)	221		193		164		167		187		421

Total fixed charges	$30,338		$38,339		$42,262		$44,332		$33,530		$7,183

Net income per financial statements	$25,556		$23,704		$26,609		$22,591		$254,555		$58,389
Interest expense	30,117		38,146		42,098		44,165		33,343		6,762
Minority loss	86		236		183		139		137		400

Total earnings	$55,759		$62,086		$68,890		$66,895		$288,035		$65,551

Ratio of earnings to fixed charges	1.8	x	1.6	x	1.6	x	1.5	x	8.6	x	9.1	x

(1)	Interest expense includes interest expense on ATM funding arrangements, borrowings and the amortization of capitalized debt issuance.

(2)	One-third of all rental expense is deemed to be interest.